June 13, 2012

John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-7010

Re:         Your letter dated 5/30/12 regarding Ball Corporation’s
Form 10-K for the Fiscal Year Ended December 31, 2011, Filed February 22, 2012
Form 10-Q for the Fiscal Quarter Ended April 1, 2012, Filed May 7, 2012
File No. 1-07349

Dear Mr. Cash:

We understand that the purpose of your review process is to assist us in complying with the applicable disclosure requirements and enhancing the overall disclosures in the filings we make with the Commission and pursuant to your request we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•
United States Securities and Exchange Commission staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20
Business Segment Discussions, page 20

1.
In future annual and quarterly filings, please expand your discussion of changes in net sales and changes in segment sales, to also address changes in total volumes for the markets you serve as well as changes in your market share during the periods presented. Based on the concentration of sales among a relatively few significant competitors, it appears to us that understanding changes in your market share would be significant to your investors. Please include your proposed disclosures in your response.

The company provides the market shares of its segments in Item 1 of its Form 10-K. While the company’s existing MD&A does not specifically address changes in market share, factors that would significantly impact the market shares of the company’s segments are discussed in MD&A if they significantly impact the segments’ sales. In future filings, the company will provide commentary in MD&A regarding changes in market share where such changes are significant.

Please refer to Exhibit A for an example of revised disclosure using the company’s 2011 10-K as a template.

2.
In future annual and quarterly filings, please expand your narrative to quantify and discuss the main cost drivers affecting consolidated cost of sales, including how those costs impacted segment earnings during each period presented and management’s expectations of how they may impact future results. Your narrative should include a discussion of your significant raw materials and the extent to which your results of operations have been, or are expected to be impacted by, changes in raw material prices. Your narrative should also include a discussion of changes in other significant cost components included in cost of sales. Please include your proposed disclosure in your response.

The company’s packaging businesses are substantially pass-through businesses where a majority of sales contracts allow for the pass through of the metal raw material costs or, to a lesser extent, derivative contracts are utilized to mitigate the effects of changes in metal raw material costs with little, if any, effect on gross margin dollars. For this reason, the company’s dollar margins do not change significantly unless there are segment-specific issues such as out-of-pattern freight costs or higher warehousing costs, which are already detailed in the segment overviews. The company primarily manages sales and cost of sales at the segment level rather than at a consolidated level. Because of management’s focus on segment earnings, as well as the fact that any consolidated level discussion would merely be a compilation of unrelated factors, the company does not believe discussing the significant raw material cost drivers at a consolidated level is meaningful to its investors. The company will provide additional language in the MD&A overview section about the pass-through nature of the raw material costs in its packaging businesses and will also provide the margin percentages at a segment level, which highlight the consistency in the company’s margins.

Please refer to Exhibit A for an example of revised disclosure using the company’s 2011 10-K as a template. The company’s business environment is also discussed in Item 7A of its Form 10-K.

3.
In future annual and quarterly filings, please quantify and discuss the factors that impacted consolidated depreciation and amortization expense during each period presented. Please include your proposed disclosure in your response.

Please refer to Exhibit A for an example of revised disclosure using the company’s 2011 10-K as a template.

4.	In future annual and quarterly filings, please quantify and discuss:
•	consolidated cost of sales, consolidated selling and general and administrative expense, and consolidated net earnings as a percentage of consolidated net sales;
•	each segment’s earnings as a percentage of each segment’s net sales; and

•	interest expense as a percentage of average borrowings.
Your narrative should include a quantified discussion of the significant factors that impacted these percentages during each period presented. It appears to us that your current disclosures, which solely focus on changes in amounts on a gross basis, rather than also addressing them relative to changes in consolidated sales, segment sales and average borrowings do not adequately convey your results and the factors that impacted your results during each period presented. Please include your proposed disclosures in your response.

Please refer to Exhibit A for an example of revised disclosure using the company’s 2011 10-K as a template. Regarding consolidated cost of sales as a percentage of consolidated net sales, please refer to the response above to comment #2.

Financial Condition, Liquidity and Capital Resources, page 25
Cash Flows and Capital Expenditures, page 25

5.
In future annual and quarterly filings, please explain the reasons for the significant changes comprising fluctuations in your working capital. Refer to section 501.13 of the SEC Codification of Financial Reporting Policies. Please specifically disclose and discuss changes in accounts receivable and inventory days outstanding. Please include your proposed disclosures in your response.

The company will revise the discussion on major working capital changes to include a discussion of the accounts receivable and inventory days outstanding when such changes are considered significant. Please refer to Exhibit A for an example of revised disclosure using the company’s 2011 10-K as a template.

Critical and Significant Accounting Policies and New Accounting Pronouncements, page 29

6.
In future filings, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values, and goodwill for your reporting units, in the aggregate or individually, if impaired, could materially impact your results of operations or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit:

•	The percentage by which fair value exceeds carrying value.
•	The amount of goodwill allocated to the reporting unit.
•	A description of the material assumptions that drive estimated fair value.
•	A discussion of any uncertainties associated with each key assumption.
•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
If you have determined that estimated fair values substantially exceed the carrying values of all your reporting units, please disclose that determination in future filings. Please include your proposed disclosure in your response.

The company will revise the goodwill impairment disclosure in Item 8, Note 1 to the financial statements as needed in future filings, based on your comments. Following is the revised disclosure highlighted for changes from the 2011 Form 10-K:

On an annual basis and at interim periods when circumstances require, the company tests the recoverability of its goodwill and indefinite-lived intangible assets. The company’s indefinite-lived intangible assets are not significant to the consolidated financial statements. The goodwill testing utilizes a two-step impairment analysis, whereby the company compares the carrying value of each identified reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. The company recognizes an impairment charge for the amount by which the carrying amount of goodwill exceeds its implied fair value. The fair values of the reporting units are estimated using the net present value of discounted cash flows, excluding any financing costs or dividends, generated by each reporting unit. The company’s discounted cash flows are based upon reasonable and appropriate assumptions, which are weighted for their likely probability of occurrence, about the underlying business activities of the company’s reporting units.

For this evaluation, the company’s reporting units are consistent with the reportable segments identified in Note 2 except that assets within metal beverage packaging, North America, are tested separately from those in metal beverage packaging, Asia, and Latapack-Ball Embalagens Ltda. Additionally, assets in the Aerocan S.A.S. reporting unit are tested separately from the remainder of metal beverage packaging, Europe. These reporting units have been identified based on the level at which discrete financial information is reviewed by the segment management. When a business within a reporting unit is disposed of, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology. During 2011, the company determined that the fair value of each of the reporting units of the company was significantly in excess of their respective carrying values.

Item 8, Financial Statements and Supplementary Data, page 33

Note 2, Business Segment Information, page 44

7.	Please specifically demonstrate to us how you determined that the Americas and Asia operating segments may be aggregated into a single reportable segment.

On an annual basis, the company reviews its operating segments and its reportable segments to ensure the aggregation criteria are still being met, where applicable. As prescribed in available operating segment aggregation accounting guidance, the company compares both quantitative and qualitative factors when determining if operating segments have similar economic characteristics. Specifically, the company compared the long-term average gross margins for the metal beverage packaging, Americas, and metal beverage packaging, Asia, operating segments along with other qualitative factors such as the nature of the products, production processes, type of customers and method of distribution. As a result of the annual analysis the company determined that the long-term average gross margin of the metal beverage packaging, Americas, and metal beverage packaging, Asia, operating segments were 11.24 percent and 11.87 percent, respectively, a variation of 5.6 percent. The margin analysis used historical and forecast data for the period 2002 to 2014 to calculate the margins. Additionally, the company reviewed the qualitative information for both segments and determined that although they do business in different regions the products, production processes, identity and type of customers and methods of distribution are the same. Consequently, the company reports the operating segments, metal beverage packaging, Americas, and metal beverage packaging, Asia, aggregated as one reportable segment in its external reporting to investors.

Note 20, Subsidiary Guarantees of Debt, page 81

8.
Please revise future annual and quarterly filings to disclose, if accurate, that each guarantor subsidiary is 100% owned by the parent company as required by Rule 3-10(i)(8) of Regulation S-X. If any guarantor subsidiary is not 100% owned, please explain to us how you determined your current disclosures company with Rule 3-10 of Regulation S-X.

The company confirms that all of its guarantor subsidiaries are 100 percent owned by the parent company. Following is the proposed disclosure we will include in future filings highlighted for any changes from the 2011 Form 10-K:

As discussed in Note 12, the company’s senior notes are guaranteed on a full, unconditional and joint and several basis by certain of the company’s material domestic subsidiaries. Each of the guarantor subsidiaries is 100 percent owned by Ball Corporation. These guarantees are required in support of the notes, are co-terminous with the terms of the respective note indentures and would require performance upon certain events of default referred to in the respective guarantees. The maximum potential amounts that could be required to be paid under the domestic guarantees are essentially equal to the then outstanding principal and interest under the respective notes. The following is condensed, consolidating financial information (in millions of dollars) for the company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, as of December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010 and 2009. Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements are not required by the current regulations.

Form 10-Q for the Fiscal Quarter ended April 1, 2012

Item 1. Financial Statements, page 25

Note 20. Subsidiary Guarantees of Debt, page 25

9.
Please more fully explain to us the circumstances that resulted in your revisions to the presentation of the unaudited condensed consolidating statement of earnings for the period ended April 3, 2011 and the unaudited condensed consolidating balance sheet at December 31, 2011. Please also tell us the impact of finalizing the calculations for each prior period presented in your 2011 Form 10-K.

In connection with the company’s change from a manual compilation of equity accounting system for guarantor and non-guarantor subsidiaries to an automated system, the company performed and documented at that time a materiality assessment of the impact of the systems change in accordance with Staff Accounting Bulletin No. 99 (SAB 99). Based on that assessment, which assessed both the quantitative and qualitative impact of the adjustments to the unaudited condensed consolidating financial statements, the company concluded that the adjustments did not represent a material misstatement to the unaudited condensed consolidating statement of earnings or balance sheet for any prior period, that a restatement of the previously issued unaudited condensed consolidating financial statements was not required, and revision of such previously issued financial statements in accordance with Staff Accounting Bulletin No. 108 (SAB 108) was appropriate.

The company’s SAB 99 memorandum, including the impact of finalizing the calculations, is attached as Exhibit B.

We appreciate your comments and believe we have adequately addressed them in this response.

Sincerely,

/s/ Scott C. Morrison

Scott C. Morrison
Senior Vice President and Chief Financial Officer

EXHIBIT A

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes included in Item 8 of this Annual Report on Form 10-K, which include additional information about our accounting policies, practices and the transactions underlying our financial results. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires us to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and the accompanying notes including various claims and contingencies related to lawsuits, taxes, environmental and other matters arising during the normal course of business. We apply our best judgment, our knowledge of existing facts and circumstances and actions that we may undertake in the future in determining the estimates that affect our consolidated financial statements. We evaluate our estimates on an ongoing basis using our historical experience, as well as other factors we believe appropriate under the circumstances, such as current economic conditions, and adjust or revise our estimates as circumstances change. As future events and their effects cannot be determined with precision, actual results may differ from these estimates. Ball Corporation and its subsidiaries are referred to collectively as “Ball Corporation,” “Ball,” “the company” or “we” or “our” in the following discussion and analysis.

OVERVIEW

Business Overview

Ball Corporation is one of the world’s leading suppliers of metal packaging to the beverage, food, personal care and household products industries. Our packaging products are produced for a variety of end uses and are manufactured in facilities around the world. We also provide aerospace and other technologies and services to governmental and commercial customers.

We sell our packaging products mainly to large, multinational beverage, food, personal care and household products companies with which we have developed long-term customer relationships. This is evidenced by our high customer retention and our large number of long-term supply contracts. While we have a diversified customer base, we sell a majority of our packaging products to relatively few major companies in North America, Europe, the PRC, Brazil and Argentina, as do our equity joint ventures in the U.S. and Vietnam. The primary customers for the products and services provided by our aerospace and technologies segment are U.S. government agencies or their prime contractors.

We purchase our raw materials from relatively few suppliers. We are also subject to exposure from inflation and the rising costs of raw materials, as well as other inputs into our direct costs. We mitigate our exposure to the changes in the costs of metal through the inclusion of provisions in a majority of our packaging sales contracts to pass through metal price changes, as well as through the use of derivative instruments. The pass-through provisions generally result in proportional increases or decreases in sales and earnings with a greatly reduced, if any, effect on margin dollars.

Because of our customer and supplier concentration, our business, financial condition and results of operations could be adversely affected by the loss, insolvency or bankruptcy of a major customer or supplier or a change in a supply agreement with a major customer or supplier, although our contracts and long-term relationships generally mitigate the risk of customer loss.

Industry Trends and Corporate Strategy

In the rigid packaging industry, sales and earnings can be improved by reducing costs, increasing prices, developing new products, expanding volumes and making strategic acquisitions. Over the past few years, we have closed a number of packaging facilities in support of our ongoing objective of matching our supply with market demand. We have also identified and implemented plans to improve our return on invested capital through the redeployment of assets within our global operations. To better realign capacity, in 2011 we closed our Torrance, California, U.S., facility; relocated one of the lines to our Whitby, Ontario, Canada, facility; relocated one line from Lublin, Poland, to our Belgrade, Serbia, facility; reduced capacity in our Columbus, Ohio, U.S., metal beverage facility and redeployed surplus equipment to other global locations.

As part of our Drive for 10 vision, we are focused on developing and marketing new and existing products that meet the needs of our customers and the ultimate consumer. We have been placing additional emphasis on technology and innovation throughout our businesses during 2011 and will continue to do so in 2012 and beyond. These innovations include new shapes, sizes, opening features and other functional benefits, as well as increasing the use of recycled content and lightweighting of our packages. This ongoing packaging development activity helps us maintain and expand our supply positions with major beverage, food, personal care and household products customers. Our sustainability vision encompasses balancing economic, environmental and social impacts in our decision making and activities. Successfully executing this vision will create long-term, shared value for our stakeholders, and Ball is committed to practicing sustainability as a way of doing business. Our sustainability report and updates on our progress are available at www.ball.com/sustainability.

The North American metal beverage container manufacturing industry is relatively mature and industry volumes for certain types of containers have declined over the past several years. As a result, we have reduced our excess capacity in certain North American metal beverage facilities for those containers. The metal beverage container industries in other parts of the world are growing and are expected to continue to grow in the medium to long term. We have been able to capitalize on this growth by adding a facility, as well as additional capacity, in our Latapack-Ball, consolidated Brazilian joint venture and by increasing capacity in some of our European metal beverage container manufacturing facilities by speeding up certain lines and by expansion. In 2011, we expanded our lightweight Alumi-Tek® bottle production to our Golden, Colorado, facility, and we commenced specialty can production in our Fort Worth, Texas, U.S., facility. We also announced that Latapack-Ball would construct a new metal beverage container manufacturing facility in Alagoinhas, Bahia, which is in northeast Brazil, one of the fastest growing regions of the country. The new facility will begin production in early 2012. The output from the first line has been contracted for sale under a long-term agreement. Additionally, in March 2011 we entered into a joint venture agreement with Thai Beverage Can Limited to construct a beverage container manufacturing facility in Vietnam that will begin production in the first quarter of 2012.

We have also made recent strategic acquisitions. In October 2011, we acquired our partners' interests in QMCP and recorded a gain of $9.2 million related to our previously held interest in the joint venture. Additionally, we are constructing a new expanded beverage container facility for QMCP that will begin production in the first quarter of 2012. In July 2010, we entered the aluminum slug market by acquiring the leading North American manufacturer of aluminum slugs used to make extruded aerosol containers, beverage bottles, collapsible tubes and technical impact extrusions. To further expand this new product line and broaden our market development efforts into a new customer base, in January 2011, we acquired a leading European supplier of aluminum aerosol containers and bottles and the slugs used to make them. Further details of recent acquisitions are included in Note 3 to the consolidated financial statements within Item 8 of this report.

We recognize sales under long-term contracts in the aerospace and technologies segment using percentage of completion under the cost-to-cost method of accounting. The 2011 contract mix consisted of approximately 60 percent cost-type contracts, which are billed at our costs plus an agreed upon and/or earned profit component, and 33 percent fixed-price contracts. The remainder represents time and material contracts, which typically provide for the sale of engineering labor at fixed hourly rates. The contracted backlog at December 31, 2011, of approximately $897 million consisted of approximately 50 percent fixed price contracts indicating a continuing trend towards more fixed price business.

Throughout the period of contract performance, we regularly reevaluate and, if necessary, revise our estimates of aerospace and technologies total contract revenue, total contract cost and progress toward completion. Because of contract payment schedules, limitations on funding and other contract terms, our sales and accounts receivable for this segment include amounts that have been earned but not yet billed.

Management Performance Measures

Management uses various measures to evaluate company performance such as return on average invested capital (net operating earnings after tax over the relevant performance period divided by average invested capital over the same period); economic value added (net operating earnings after tax less a capital charge on average invested capital employed); earnings before interest and taxes (EBIT); earnings before interest, taxes, depreciation and amortization (EBITDA); diluted earnings per share; cash flow from operating activities and free cash flow (generally defined by the company as cash flow from operating activities less additions to property, plant and equipment). These financial measures may be adjusted at times for items that affect comparability between periods such as business consolidation costs and gains or losses on acquisitions and dispositions. Nonfinancial measures in the packaging businesses include production efficiency and spoilage rates; quality control figures; environmental, health and safety statistics; production and sales volumes; asset utilization rates; and measures of sustainability. Additional measures used to evaluate financial performance in the aerospace and technologies segment include contract revenue realization, award and incentive fees realized, proposal win rates and backlog (including awarded, contracted and funded backlog).

RESULTS OF OPERATIONS

Consolidated Sales and Earnings

($ in millions)	2011	2010	2009

Net sales	$8,630.9	$7,630.0	$6,710.4
Net earnings attributable to Ball Corporation	444.0	468.0	387.9

Net earnings attributable to Ball Corporation as a % of consolidated net sales	5.1%	6.1%	5.8%

The increase in net sales in 2011 compared to 2010 was driven largely by the increase in demand for metal packaging in the PRC, improved beverage container volumes in the Americas, the consolidation of Latapack-Ball, the acquisition of two PRC joint ventures and the extruded aluminum businesses, and improved aerospace program performance. Earnings in the packaging segments were favorably impacted by acquisitions, higher metal beverage container sales volumes and improved manufacturing performance, while negatively impacted by higher manufacturing and distribution costs. In addition to the business segment performance analyzed below, net earnings attributable to Ball Corporation included discontinued operations related to the sale of the plastics business in August 2010, business consolidation costs, debt refinancing costs, and equity earnings and gains on the acquisitions. These items are detailed in the “Management Performance Measures” section below.

Higher sales in 2010 compared to 2009 were due largely to sales associated with 2010 business acquisitions described above. Earnings in the packaging segments were aided by acquisitions, product sales mix and improved manufacturing performance. Partially offsetting these improvements were higher cost metal food container inventories compared to 2009. In addition to these items and others detailed in the “Management Performance Measures” section below, the higher net earnings from continuing operations in 2010 compared to 2009 included $105.9 million of equity gains on acquisitions associated with the acquisitions.

Business Segment Discussions

The company has four reportable segments: (1) metal beverage packaging, Americas and Asia (aggregated based on qualitative and quantitative characteristics); (2) metal beverage packaging, Europe; (3) metal food and household products packaging, Americas; and (4) aerospace and technologies. We also have investments in companies in the U.S. and Vietnam, which are accounted for using the equity method of accounting and, accordingly, those results are not included in segment sales or earnings.

Metal Beverage Packaging, Americas and Asia

($ in millions)	2011	2010	2009

Net sales	$4,415.8	$3,850.4	$2,891.1

Segment earnings	$481.7	$418.3	$296.0
Business consolidation costs (a)	(11.0)	-	(6.8)
Total segment earnings	$470.7	$418.3	$289.2

Segment earnings before business consolidation costs as a % of segment net sales	10.9%	10.9%	10.2%

(a)	Further details of these items are included in Note 5 to the consolidated financial statements within Item 8 of this annual report.

The metal beverage packaging, Americas and Asia, segment consists of operations located in the U.S., Canada, Brazil (since August 2010) and the PRC, which manufacture metal container products used in beverage packaging, as well as non-beverage plastic containers manufactured and sold mainly in the PRC.

Our acquisition of the remaining 60 percent interest in QMCP was completed in October 2011, and our acquisition of our partner’s 65 percent interest in JFP was completed in June 2010. In August 2010, we acquired an additional economic interest in Latapack-Ball. The results of the acquired entities have been included in the metal beverage packaging, Americas and Asia, segment since the acquisition dates. The acquisitions are discussed in Note 3 to the consolidated financial statements within Item 8 of this annual report.

Segment sales in 2011 were $565.4 million higher compared to 2010 attributable mainly to $268 million from the consolidation of Latapack-Ball and the acquisition of two PRC joint ventures, $190 million from higher sales volumes and $96 million from higher commodity input prices.

Segment sales in 2010 were $959.3 million higher than in 2009 primarily due to the four facilities acquired from AB InBev, which is estimated to have increased the company’s market share of production in the Americas to approximately 37 percent, from additional sales associated with JFP and the consolidation of the Latapack-Ball joint venture since August 2010.

Segment earnings in 2011 were $63.4 million higher than in 2010 due to $45 million from the consolidation of Latapack-Ball and the acquisition of two PRC joint venture interests, $35 million from higher sales volumes and $16 million from improved manufacturing performance, partially offset by $38 million of higher manufacturing and distribution costs.

Segment earnings in 2010 were $122.3 million higher than in 2009 primarily due to a net $85 million impact from higher sales volumes and $45 million from product mix and improved manufacturing performance associated with higher production. Also adding to the 2010 improvement was the effect of a $7 million out-of-period inventory charge in 2009. The details of the out-of-period adjustment are included in Note 7 to the consolidated financial statements included within Item 8 of this annual report.

Metal Beverage Packaging, Europe

($ in millions)	2011	2010	2009

Net sales	$2,017.6	$1,699.1	$1,739.5

Segment earnings	$243.7	$213.5	$214.8
Business consolidation costs (a)	(14.1)	(3.2)	-
Total segment earnings	$229.6	$210.3	$214.8

Segment earnings before business consolidation costs as a % of segment net sales	12.1%	12.6%	12.3%

(a)	Further details of these items are included in Note 5 to the consolidated financial statements within Item 8 of this annual report.

The metal beverage packaging, Europe, segment includes the manufacture of metal beverage containers, extruded aluminum aerosol containers and aluminum slugs. Ball has manufacturing facilities located in Germany, the United Kingdom, France, the Netherlands, Poland, Serbia and the Czech Republic.

In January 2011, Ball acquired Aerocan S.A.S. (Aerocan), a leading European supplier of aluminum aerosol containers and bottles, for €221.7 million ($295.2 million) in cash and assumed debt, which is net of $26.2 million of cash acquired. Aerocan manufactures extruded aluminum aerosol containers and bottles, and the aluminum slugs used to make them, for customers in the personal care, pharmaceutical, beverage and food industries. It operates three aerosol container manufacturing facilities – one each in the Czech Republic, France and the United Kingdom – and is a 51 percent owner of a joint venture aluminum slug facility in France. The acquisition of Aerocan has enabled Ball to expand into a new product category that is growing faster than other parts of our business, and to align with a new customer base at returns that meet or exceed the company’s cost of capital.

Segment sales in 2011 increased $318.5 million compared to 2010 due to $180 million from the inclusion of Aerocan sales, $100 million from the effect of currency exchange rates and $31 million from higher sales volumes.

Segment sales in 2010 decreased $40.4 million compared to 2009, primarily due to unfavorable currency exchange effects of $93 million and price and mix changes, partially offset by higher sales volumes.

Segment earnings in 2011 increased $30.2 million compared to 2010 due to $38 million earnings contribution from the Aerocan acquisition, $13 million from the effect of currency exchange rates and $13 million from higher volumes, partially offset by $35 million from higher inventory and other costs.

Segment earnings in 2010 decreased $1.3 million compared to 2009, primarily due to the result of a $28 million increase from higher sales volumes, offset by $18 million from negative effects from currency translation and $12 million of higher inventory and other costs.

Metal Food and Household Products Packaging, Americas

($ in millions)	2011	2010	2009

Net sales	$1,426.4	$1,370.1	$1,392.9

Segment earnings	$133.7	$129.1	$130.8
Business consolidation costs (a)	(1.9)	18.3	(2.6)
Total segment earnings	$131.8	$147.4	$128.2

Segment earnings before business consolidation costs as a % of segment net sales	9.4%	9.4%	9.4%

(a)	Further details of these items are included in Note 5 to the consolidated financial statements within Item 8 of this annual report.

The metal food and household products packaging, Americas, segment consists of operations located in the U.S., Canada and Argentina that manufacture and sell metal food, aerosol, paint and general line containers, as well as decorative specialty containers and, with the July 2010 acquisition of Neuman Aluminum, aluminum slugs.

Segment sales in 2011 increased $56.3 million compared to 2010 primarily due to the inclusion of a full year of aluminum slug sales associated with the Neuman facilities of $108 million and improved pricing and sales mix, partially offset by $73 million from lower can sales volumes.

Segment sales in 2010 declined $22.8 million compared to 2009, largely the result of $88 million from lower commodity prices, partially offset by the sales associated with the Neuman facilities.

Segment earnings in 2011 increased $4.6 million compared to 2010 mainly due to the year over year impact of lower cost inventory of $16 million in 2011, contribution from a full year of aluminum slug sales and improved pricing and sales mix, partially offset by lower sales volumes of $16 million and unfavorable manufacturing performance due to higher fourth quarter 2011 production curtailments.

Segment earnings in 2010 decreased $1.7 million compared to 2009 primarily due to $44 million of lower cost inventory carried into 2009 that did not occur in 2010, substantially offset by improved manufacturing and cost performance, favorable product sales mix and the addition of the Neuman facilities.

Aerospace and Technologies

($ in millions)	2011	2010	2009

Net sales	$784.6	$713.7	$689.2
Segment earnings	79.6	69.8	61.4

Segment earnings as a % of segment net sales	10.1%	9.8%	8.9%

The aerospace and technologies segment consists of the manufacture and sale of aerospace and other related products and providing services used in the defense, civil space and commercial space industries.

Segment sales in 2011 increased $70.9 million compared to 2010 primarily due to higher sales from U.S. national defense contracts and existing commercial programs, partially offset by lower sales from civil space programs.

Segment sales in 2010, as compared to the prior year, increased by $24.5 million primarily due to increased scope on existing programs and new program starts, including WorldView-3 and several large classified programs. These increases were partially offset by the cancellation of the Orion program and the completion of several large programs, including Kepler and WorldView-2.

In addition to WorldView-3, some of the segment’s other high-profile contracts include: the James Webb Space Telescope, a successor to the Hubble Space Telescope; the Joint Polar Satellite System, the next-generation satellite weather monitoring system; the Global Precipitation Measurement-Microwave Imager, which will play an essential role in the Earth’s weather and environmental forecasting; and a number of antennas and sensors for the Joint Strike Fighter.

Segment earnings in 2011, as compared to 2010, increased $9.8 million due to increased sales volume, improved performance on fixed-price contracts and better award fees on several of our large cost plus contracts.

Segment earnings in 2010, as compared to 2009, increased by $8.4 million due to favorable fixed-price program performance and higher sales, partially offset by the program reductions described above.

Sales to the U.S. government, either directly as a prime contractor or indirectly as a subcontractor, represented 87 percent of segment sales in 2011, 96 percent in 2010 and 94 percent in 2009. Contracted backlog for the aerospace and technologies segment at December 31, 2011 and 2010, was $897 million and $989 million, respectively. Comparisons of backlog are not necessarily indicative of the trend of future operations due to the nature of varying delivery and milestone schedules on contracts and funding of programs.

Discontinued Operations – Plastic Packaging, Americas

In August 2010, we completed the sale of our plastics packaging, Americas, business to Amcor Limited and received proceeds of $258.7 million, which included $15 million of contingent consideration recognized at closing and is net of post-closing adjustments of $21.3 million. The sale of our plastics packaging business included five U.S. facilities that manufactured polyethylene terephthalate (PET) bottles and preforms and polypropylene bottles, as well as associated customer contracts and other related assets.

The following table summarizes the operating results for the discontinued operations for the years ended December 31:

($ in millions)	2011	2010	2009

Net sales	$-	$318.5	$634.9

Earnings from operations	$-	$3.5	$19.6
Gain (loss) on sale of business	(0.8)	8.6	-
Loss on asset impairment	-	(107.1)	-
Loss on business consolidation activities (a)	(3.0)	(10.4)	(23.1)
Gain on disposition	-	-	4.3
Tax benefit (provision)	1.5	30.5	(3.0)
Discontinued operations, net of tax	$(2.3)	$(74.9)	$(2.2)

(a)	Includes net charges recorded to reflect costs associated with the closure of plastics packaging manufacturing facilities.

Additional Segment Information

For additional information regarding our segments, see the business segment information in Note 2 accompanying the consolidated financial statements within Item 8 of this annual report. The charges recorded for business consolidation activities were based on estimates by Ball management and were developed from information available at the time. If actual outcomes vary from the estimates, the differences will be reflected in current period earnings in the consolidated statement of earnings and identified as business consolidation gains and losses. Additional details about our business consolidation activities and associated costs are provided in Note 5 accompanying the consolidated financial statements within Item 8 of this annual report.

Cost of Sales (Excluding Depreciation and Amortization)

Cost of sales, excluding depreciation and amortization, was $7,081.2 million in 2011, $6,254.1 million in 2010 and $5,517.9 million in 2009, which represented 82.0 percent, 82.0 percent and 82.2 percent of consolidated net sales, respectively.

Depreciation and Amortization

Depreciation and amortization expense was $301.1 million in 2011, $265.5 million in 2010 and $243.1 million in 2009, which represented 3.5 percent, 3.5 percent and 3.6 percent of consolidated net sales, respectively. The increase from 2010 to 2011 was primarily due to depreciation and amortization from acquisitions of $29 million, capital spending in existing businesses in excess of historical levels and changes in currency exchange rates. The increase from 2009 to 2010 was primarily due to depreciation and amortization from acquisitions of $11 million, capital spending in existing businesses in excess of historical levels and changes in currency exchange rates.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses were $381.4 million in 2011, $356.8 million in 2010 and $309.0 million in 2009, which represented 4.4 percent, 4.7 percent and 4.6 percent of consolidated net sales, respectively. The increase in SG&A in 2011 compared to 2010 was due to $9 million from unfavorable currency exchange effects, the consolidation of our acquisitions and other individually insignificant higher costs.

The increase in SG&A expenses in 2010 compared to 2009 was primarily due to $26 million from higher employee compensation costs, including incentive compensation and stock-based compensation, and fair value adjustments for the company’s deferred compensation stock plans, $15 million from nonrecurring gains in 2009 and $12 million of other higher costs, partially offset by lower bad debt expense.

Interest and Taxes

Consolidated interest expense was $177.1 million in 2011, $158.2 million in 2010 and $117.2 million in 2009. The higher interest expense in 2011 compared to 2010, excluding debt refinancing costs, was due to higher levels of debt related to the acquisitions of Aerocan, JFP and Neuman, the consolidation of Latapack-Ball and higher share repurchases, as well as the refinancing of the company’s bank credit facilities in December 2010. The higher expense in 2010 compared to 2009 was due to higher levels of debt, including the issuance of $500 million of senior notes in November 2010 and $700 million of senior notes in August 2009. Interest expense as a percentage of average monthly borrowings was 5.4 percent in 2011, 5.7 percent in 2010 and 4.4 percent in 2009.

Interest expense in 2010 included $8.8 million for the call premium and write off of unamortized financing costs and unamortized issuance premiums related to the redemption of Ball’s senior notes due December 2012, as well as the refinancing of our senior credit facilities in December 2010.

The increase in the 2011 full year effective income tax rate of 30.5 percent as compared to 2010 of 29.0 percent was primarily due to significant discrete period tax benefits in 2010 not recurring in 2011 related to a change in entity status of a foreign subsidiary and the 2010 world-wide debt refinancing. The impact of these two nonrecurring items was partially offset by a lower 2011 effective income tax rate on foreign earnings, primarily related to the inclusion of a full year of Brazil’s results and the acquisition of Aerocan, both of which have income tax holidays.

The tax rate for 2010, as compared to 2009, included the accrual of a net $8 million tax benefit due to a change in the tax status of a foreign investment, a net $11.8 million benefit related to the refinancing of the company’s senior credit facilities and increased U.S. manufacturing tax benefits, offset by a higher 2010 tax provision for uncertain tax positions and an $8.5 million tax benefit realized in 2009 on the sale of shares in a stock investment resulting from a basis difference.

Results of Equity Affiliates

In October 2011, we acquired our partners’ 60 percent equity interests in QMCP, and recorded a gain of $9.2 million on the fair value of our previously held equity ownership as a result of the required purchased accounting. Additionally, in March 2011 we entered into a joint venture agreement with Thai Beverage Can Limited to construct a beverage container manufacturing facility in Vietnam that will begin production in the first quarter of 2012.

In August 2010, we acquired an additional 10.1 percent economic interest in our Brazilian beverage packaging joint venture, Latapack-Ball, increasing our overall economic ownership interest in the joint venture to 60.1 percent. In connection with the acquisition of the additional interest in Latapack-Ball, we recorded a gain of $81.8 million on the fair value of the previously held 50 percent equity ownership as a result of the required purchase accounting.

In June 2010, we acquired our partner’s 65 percent interest in JFP for $86.9 million in cash (net of cash acquired) and assumed debt, and also entered into a long-term supply agreement. In connection with the acquisition, we recorded equity earnings of $24.1 million, which was composed of equity earnings, gains on the forgiveness of debt and guarantees and a gain realized on the fair value of Ball’s equity investment as a result of the required purchase accounting.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Capital Expenditures

Our primary sources of liquidity are cash provided by operating activities and external committed borrowings. We believe that cash flows from operations and cash provided by short-term and committed revolver borrowings, when necessary, will be sufficient to meet our ongoing operating requirements, scheduled principal and interest payments on debt, dividend payments and anticipated capital expenditures. The following summarizes our cash flows:

($ in millions)	2011	2010	2009

Cash flows provided by (used in) operating activities, including discontinued operations	$948.4	$515.2	$559.7
Cash flows provided by (used in) investing activities, including discontinued operations	(738.0)	(110.2)	(581.4)
Cash flows provided by (used in) financing activities	(216.8)	(459.6)	100.8

Cash flows provided by operating activities in 2010 included $250 million related to a change in accounting for our accounts receivable securitization program. At December 31, 2009, the amount of accounts receivable sold under the securitization program was $250 million and, under the previous accounting guidance, this amount was presented in the consolidated balance sheet as a reduction of accounts receivable as a result of the true sale of receivables. However, upon the adoption of prospective accounting guidance effective January 1, 2010, the amount of accounts receivable sold is not reflected as a reduction of accounts receivable, which resulted in a $250 million working capital outflow from operating activities in the statement of cash flows.

Cash flows from operations were $948.4 million in 2011 compared to $765.2 million in 2010 (excluding the $250 million impact of additional accounts receivable from the change in accounting discussed above) and $559.7 million in 2009. Higher operating cash flows in 2011 compared to 2010 were due primarily to higher earnings before interest and taxes, favorable working capital changes, the consolidation of Latapack-Ball and lower pension funding. The favorable working capital changes primarily include cash provided by accounts payable related to the timing of purchases from and payments to suppliers, an improvement in inventory days on hand from 61 days to 53 days and improved days sales outstanding, which decreased slightly from 41 days to 39 days. The significant improvement in 2010 compared to 2009 was primarily due to higher earnings and favorable working capital changes, partially offset by higher pension funding. The favorable working capital changes primarily include cash provided by accounts payable related to the timing of purchases from and payments to suppliers, cash provided by lower other current assets and higher accrued employee costs. These favorable working capital changes were partially offset by cash used in inventories due to increased inventory days on hand during the period from 56 days to 61 days and higher days sales outstanding, which increased from 29 days to 41 days as a result of the accounting change described in the previous paragraph.

Annual cash dividends paid on common stock were 28 cents per share in 2011 and 20 cents per share in 2010 and 2009. Total dividends paid were $45.7 million in 2011, $35.8 million in 2010 and $37.4 million in 2009. On January 25, 2012, the company’s board of directors approved an increase in the quarterly dividend to 10 cents per share beginning with the March 15, 2012, payment date.

EXHIBIT B

TO:	Accounting Research Memorandum Files

FROM:	Greg Jorgensen

DATE:	April 30, 2012

RE:	SAB 99 Memo – Guarantor Financial Statement Revision

I.           Summary Conclusion

Ball Corporation (Ball or the company) has assessed both the quantitative and qualitative impact of the adjustments to the unaudited condensed consolidating financial statements as described below. The company has concluded that the adjustments did not represent a material misstatement to the unaudited condensed consolidating statement of earnings or balance sheet for any prior period. As a result of the analysis, the 2011 unaudited condensed consolidating financial statements will be revised in each quarterly filing of 2012 and the 2011 and 2010 condensed consolidating financial statements will be revised in the 2012 annual filing. Refer to the quantitative and qualitative analyses below for further details of the impacts to the financial statements.

Management discussed the above treatment and conclusion on materiality with in-house general counsel and the audit committee (by way of discussion with both the past and presiding audit committee chairs); whereby they have expressed their concurrence with the conclusion and the presentation in the first quarter 2012 Form 10-Q.

Additionally, disclosure will be made in the first quarter 2012 Form 10-Q related to the revised amounts in the unaudited condensed consolidating financial statements.

II.           Background/Facts

Historically, Ball has performed the compilation and reporting of the condensed consolidating financial statements through a manual compilation of equity accounting. This historically manual compilation required that certain equity earnings amounts be eliminated within the guarantor and non-guarantor subsidiaries and also limited the amount that could be reasonably attributed between the guarantor and non-guarantor subsidiaries in the financial statements. As part of the implementation of the HFM consolidation system it was determined that the aggregation and the reporting of the condensed consolidating financial statements would be automated through HFM. The new process allows for certain parts of the equity pick up (EPU) to be automatically calculated and journal entries posted through HFM based upon the equity earnings of the legal subsidiaries that roll up through the legal entity structure. This automated compilation results in the relocation of the elimination of equity earnings amounts from within the guarantor and non-guarantor subsidiaries to the separate, “eliminations” column and also allows for an automatic EPU of all guarantor and non-guarantor subsidiaries. These changes impact the amount of the EPU reported on a gross basis within the guarantor and non-guarantor subsidiaries of the financial statements. The quantitative impacts of the change can be found in Schedule A to this memo.

III.           Authoritative Support

See Exhibit A

IV.           Resolution/Conclusion

Please reference the attached financial analysis in Schedule A for following comments.

Quantitative Analysis:
The company performed a quantitative analysis in Schedule A that details the impact of the methodology revision for the condensed consolidating statement of earnings and balance sheet. The presentation of the unaudited condensed consolidating statements of cash flows was not impacted as all of the EPU-related changes are presented within cash provided by operating activities, which is presented in aggregate as allowed per SEC rule S-X 3-10.

The amounts in Schedule A demonstrate that the condensed consolidating balance sheet had significant favorable changes in the guarantor subsidiaries column for the line items investment in subsidiaries and retained earnings. Additionally, the condensed consolidating statement of earnings had a significant favorable change in the equity in results of subsidiaries and the earnings attributable to Ball Corporation. Although the dollar value and percentage changes seem large when looked at in isolation, the changes in these accounts are not qualitatively significant to the investors that use the condensed consolidating financial statements as further described below in the qualitative analysis.

The 2009 revision amounts are not quantified in Schedule A as the company has not finalized the analysis related to those amounts. However, the company did confirm that the 2009 changes and consequently the revisions to the 2009 condensed consolidating financial statements would be consistent with the adjustments that are presented for 2010 and 2011. Management made this determination by reviewing the condensed consolidating financial statements for 2009 for any factors or transactions that would not be consistent with 2010 and 2011. A high level calculation of the equity accounting was performed and confirmed to be materially consistent with the 2010 and 2011 calculations.

The company also reviewed the treatment of deferred tax liabilities and long term intercompany notes within the unaudited condensed consolidating balance sheet. It was noted that deferred taxes and other liabilities for the Ball Corporation and guarantor subsidiaries columns at April 1, 2012 had a debit balance of $369.8 million and $87.0 million, respectively. At December 31, 2011 the Ball Corporation and guarantor subsidiaries had a small credit balance and a debit balance of $198.4 million, respectively. The company is reviewing these accounts for the other prior periods presented and will reclassify those balances according to the appropriate guidance when material.

Qualitative Analysis:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate:
-
As demonstrated by the amount of time and effort that was expended on setting up and testing the condensed consolidating financial statements in HFM, performing equity accounting for a large multi-national corporation is a very complex task. As Ball has historically undertaken this accounting using manual processes, there were inherent limitations to the accuracy of calculating the EPU and the manner in which it was capable of being presented in the condensed consolidating financial statements which were not fully understood or quantified until the automation of this process.

•	Whether the misstatement masks a change in earnings or other trends:
-
The adjustment in equity accounting increased the guarantor subsidiaries net earnings attributable to Ball Corporation and the eliminating adjustments net earnings attributable to Ball Corporation. The change did not impact the consolidated net earnings which are widely reviewed by analysts and investors to make credit and equity investments in Ball. It should be noted that Ball is a financially stable company and is considered a cross-over credit rating (slightly below investment grade) by all of the outside rating agencies. Additionally, this change did not impact the manner in which tangible assets of the guarantor and non-guarantor subsidiaries are apportioned to the legal entities.

-
It should be noted that although the financial statements attribute certain assets and income to the guarantor entities, due to the company’s legal structure, Ball’s indebtedness recovery under the company’s senior credit facility will be satisfied before any recovery of the unsecured senior notes is pursuable. In addition to the pledge of tangible assets described above for the guarantor subsidiaries, the senior credit facilities also have a capital stock pledge of Ball’s domestic subsidiaries and a pledge of 65 percent of the capital stock of Ball’s foreign subsidiaries. Consequently, from a legal perspective, the financial statements are not the most accurate barometer for determination of recovery for the unsecured senior notes, thereby limiting their utility to an interested third party. Further, concerning the stock pledge in the foreign subsidiaries, which comprise the non-guarantor subsidiaries, the guarantor book carrying amount in the investment in non-guarantor subsidiaries, which is where the most significant change occurred in the presentation, is not an indication of fair value in those investments.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise:
-
The unaudited and audited condensed consolidating financial statements are provided in the Form 10-Q and Form 10-K as a result of the SEC rule S-X 3-10. The condensed consolidating financial statements are intended for bond holders of the public debt to determine the tangible assets of the guarantors and ensure the guarantees are backed by sufficient tangible assets. The condensed consolidating financial statements are not intended to be used by equity analysts and expectations are not set for any column within the financial statements.

•	Whether the misstatement changes a loss into income or vice versa:
-
The adjustment to the condensed consolidating financial statements did not change a loss into net earnings. The net earnings of the guarantor subsidiaries did increase, however it was only due to the reclass of the EPU elimination and the full attribution of the EPU and not due to increased operating earnings.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability:
-
The condensed consolidating financial statements are organized and presented along the legal entity hierarchy of Ball. As such the adjustment in the EPU would not impact the overall operations or profitability of the business divisions as they are operated and publically presented by Ball management.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements:
-	No.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements:
-	No.

•	Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation:
-	Management is not compensated based on the results that are presented in the unaudited condensed consolidating financial statements.

•	Whether the misstatement involves concealment of an unlawful transaction:
-	No.

V.           Financial Statement Impact

Based on the above analysis above, the revision to the condensed consolidating financial statements was not deemed material for any individual prior period. However, the cumulative adjustment for any comparable period was significant; therefore the company decided it would revise any comparable period on a prospective basis. Consequently, the company will present a revised 2011 unaudited condensed consolidated statement of earnings and balance sheet for each quarterly filing in 2012. The company will also present a revised condensed consolidating statement of earnings and balance sheet for the years ended 2011 and 2010 in the company’s annual filing. The presentation of the revised financial statements in the current period filings is supported by the SEC’s guidance found in SAB 108.

VI.           Sample Disclosure in Financial Statements and Footnotes

The company will include the following disclosure in the Guarantor footnote of the first quarter Form 10-Q.

“During the first quarter of 2012, Ball revised the presentation of the unaudited condensed consolidating statement of earnings for the period ended April 3, 2011, and the unaudited condensed consolidating balance sheet at December 31, 2011. The revised presentation included a change in the equity earnings elimination and the attribution of equity earnings for Ball Corporation, the guarantor and the non-guarantor subsidiaries. The revision in the Ball Corporation, guarantor and non-guarantor subsidiaries within the unaudited condensed consolidating statement of earnings and balance sheet was assessed and deemed to be immaterial for all previously issued financial statement periods. As a result the company has revised the previously issued condensed consolidating financial statements included in this filing. The company is also in the process of finalizing the calculations for the other prior periods and will disclose the effects for the corresponding comparable prior periods. These revisions had no impact on any consolidated total of the unaudited condensed consolidating financial statements.

The revisions for the unaudited condensed consolidating statement of earnings for April 3, 2011, include an increase in the equity results of subsidiaries in the guarantor subsidiaries of $62.6 million and a corresponding increase in the eliminations adjustment. This revision also results in an increase of the same magnitude in the net income attributable to Ball Corporation for the guarantor subsidiaries and a corresponding increase in the eliminations adjustment. The revisions for the unaudited condensed consolidating balance sheet at December 31, 2011, include a decrease in investment in subsidiaries of $117.7 million for Ball Corporation and an increase of $1,399.9 million for the guarantor subsidiaries, respectively, with a corresponding net increase in the eliminations adjustment. Additionally, the unaudited condensed consolidating balance sheet includes an increase in Ball Corporation shareholders’ equity of $1,400.6 million in the guarantor subsidiaries and a decrease in Ball Corporation shareholders’ equity of $118.3 million and $1,283.3 million in the non-guarantor subsidiaries and eliminations adjustments, respectively.

Additionally, intercompany asset and liability account balances have been presented on a gross basis for all periods presented. The intercompany presentation had no impact on any consolidated financial statements or footnotes.”

VII.           Business, Process and System Implications

The implementation of the HFM consolidation system allowed the company to more appropriately present the equity accounting and eliminations of the investment in subsidiaries.

VIII.           International Accounting Standards Considerations

Guarantor financial statement presentation is not required under IFRS.

Approved by:
Doug Bradford, V.P. Financial Reporting & Tax
Shawn Barker, V. P. & Controller

Posted on Portal?	Yes w/o Modification; Earliest Date	Yes w/ Noted Modifications; Earliest Date	No
V.P. Financial Reporting & Tax
V. P. & Controller

Exhibit A

Authoritative Support

SAB Topic 1 Financial Statements

M. Materiality

1.         Assessing materiality

Facts: During the course of preparing or auditing year-end financial statements, financial management or the registrant’s independent auditor becomes aware of misstatements in a registrant’s financial statements. When combined, the misstatements result in a 4 percent overstatement of net income and a $.02 (4 percent) overstatement of earnings per share. Because no item in the registrant’s consolidated financial statements is misstated by more than 5 percent, management and the independent auditor conclude that the deviation from GAAP is immaterial and that the accounting is permissible. (24)

(24) AU 312 states that the auditor should consider audit risk and materiality both in (a) planning and setting the scope for the audit and (b) evaluating whether the financial statements taken as a whole are fairly presented in all material respects in conformity with GAAP. The purpose of this SAB is to provide guidance to financial management and independent auditors with respect to the evaluation of the materiality of misstatements that are identified in the audit process or preparation of the financial statements (i.e., (b) above). This SAB is not intended to provide definitive guidance for assessing “materiality” in other contexts, such as evaluations of auditor independence, as other factors may apply. There may be other rules that address financial presentation. See, e.g., Rule 2a-4, 17 CFR 270.2a-4, under the Investment Company Act of 1940.

Question: Each Statement of Financial Accounting Standards adopted by the FASB states, “The provisions of this Statement need not be applied to immaterial items.” In the staff’s view, may a registrant or the auditor of its financial statements assume the immateriality of items that fall below a percentage threshold set by management or the auditor to determine whether amounts and items are material to the financial statements?

Interpretive Response: No. The staff is aware that certain registrants, over time, have developed quantitative thresholds as “rules of thumb” to assist in the preparation of their financial statements, and that auditors also have used these thresholds in their evaluation of whether items might be considered material to users of a registrant’s financial statements. One rule of thumb in particular suggests that the misstatement or omission (25) of an item that falls under a 5 percent threshold is not material in the absence of particularly egregious circumstances, such as self-dealing or misappropriation by senior management. The staff reminds registrants and the auditors of their financial statements that exclusive reliance on this or any percentage or numerical threshold has no basis in the accounting literature or the law.

(25) As used in this SAB, “misstatement” or “omission” refers to a financial statement assertion that would not be in conformity with GAAP.

The use of a percentage as a numerical threshold, such as 5 percent, may provide the basis for a preliminary assumption that - without considering all relevant circumstances - a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.(26)

(26) Concepts Statement 2, paragraph 132. See also Concepts Statement 2, Glossary of Terms - Materiality.

This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is –

a substantial likelihood that the...fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available. (27)

(27) TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976). See also Basic, Inc. v. Levinson, 485 U.S. 224 (1988). As the Supreme Court has noted, determinations of materiality require “delicate assessments of the inferences a ‘reasonable shareholder’ would draw from a given set of facts and the significance of those inferences to him....” TSC Industries, 426 U.S. at 450.

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.(28) Court decisions, Commission rules and enforcement actions, and accounting and auditing literature(29) have all considered “qualitative” factors in various contexts.

(28) See, e.g., Concepts Statement 2, paragraphs 123-124; AU 312A.10 (materiality judgments are made in light of surrounding circumstances and necessarily involve both quantitative and qualitative considerations); AU 312A.34 (“Qualitative considerations also influence the auditor in reaching a conclusion as to whether misstatements are material.”). As used in the accounting literature and in this SAB, “qualitative” materiality refers to the surrounding circumstances that inform an investor’s evaluation of financial statement entries. Whether events may be material to investors for non-financial reasons is a matter not addressed by this SAB.

(29) See, e.g., Rule 1-02(o) of Regulation S-X, 17 CFR 210.1-02(o), Rule 405 of Regulation C, 17 CFR 230.405, and Rule 12b-2, 17 CFR 240.12b-2; AU 312A.10 - .11, 317.13, 411.04 n. 1, and 508.36; In re Kidder Peabody Securities Litigation, 10 F. Supp. 2d 398 (S.D.N.Y. 1998); Parnes v. Gateway 2000, Inc., 122 F.3d 539 (8th Cir. 1997); In re Westinghouse Securities Litigation, 90 F.3d 696 (3d Cir. 1996); In the Matter of W.R. Grace & Co., Accounting and Auditing Enforcement Release (“AAER”) 1140 (June 30, 1999); In the Matter of Eugene Gaughan, AAER 1141 (June 30, 1999); In the Matter of Thomas Scanlon, AAER 1142 (June 30, 1999); and In re Sensormatic Electronics Corporation, Sec. Act Rel. No. 7518 (March 25, 1998).

The FASB has long emphasized that materiality cannot be reduced to a numerical formula. In its Concepts Statement 2, the FASB noted that some had urged it to promulgate quantitative materiality guides for use in a variety of situations. The FASB rejected such an approach as representing only a “minority view, stating –

The predominant view is that materiality judgments can properly be made only by those who have all the facts. The Board’s present position is that no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment. (30)

(30) Concepts Statement 2, paragraph 131.

The FASB noted that, in certain limited circumstances, the Commission and other authoritative bodies had issued quantitative materiality guidance, citing as examples guidelines ranging from one to ten percent with respect to a variety of disclosures. (31) And it took account of contradictory studies, one showing a lack of uniformity among auditors on materiality judgments, and another suggesting widespread use of a “rule of thumb” of five to ten percent of net income. (32) The FASB also considered whether an evaluation of materiality could be based solely on anticipating the market’s reaction to accounting information. (33)

(31) Concepts Statement 2, paragraphs 131 and 166.

(32) Concepts Statement 2, paragraph 167.

(33) Concepts Statement 2, paragraphs 168-169.

The FASB rejected a formulaic approach to discharging “the onerous duty of making materiality decisions” (34) in favor of an approach that takes into account all the relevant considerations. In so doing, it made clear that –

(34) Concepts Statement 2, paragraph 170.

[M]agnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment. (35)

(35) Concepts Statement 2, paragraph 125.

Evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances, and the staff believes that there are numerous circumstances in which misstatements below 5 percent could well be material. Qualitative factors may cause misstatements of quantitatively small amounts to be material; as stated in the auditing literature:

As a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements. (36)

(36) AU 312.11.

Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are –

-	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate (37)

(37) As stated in Concepts Statement 2, paragraph 130:

Another factor in materiality judgments is the degree of precision that is attainable in estimating the judgment item. The amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases. For example, accounts payable usually can be estimated more accurately than can contingent liabilities arising from litigation or threats of it, and a deviation considered to be material in the first case may be quite trivial in the second.

This SAB is not intended to change current law or guidance in the accounting literature regarding accounting estimates. See, e.g., Accounting Principles Board Opinion 20, Accounting Changes 10, 11, 31-33 (July 1971).

-	whether the misstatement masks a change in earnings or other trends

-	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

-	whether the misstatement changes a loss into income or vice versa

-	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

-	whether the misstatement affects the registrant’s compliance with regulatory requirements

-	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

-	whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

-	whether the misstatement involves concealment of an unlawful transaction.

This is not an exhaustive list of the circumstances that may affect the materiality of a quantitatively small misstatement. (38) Among other factors, the demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material. Consideration of potential market reaction to disclosure of a misstatement is by itself “too blunt an instrument to be depended on” in considering whether a fact is material. (39) When, however, management or the independent auditor expects (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material. (40)

(38) The staff understands that the Big Five Audit Materiality Task Force (“Task Force”) was convened in March of 1998 and has made recommendations to the Auditing Standards Board including suggestions regarding communications with audit committees about unadjusted misstatements. See generally Big Five Audit Materiality Task Force. “Materiality in a Financial Statement Audit - Considering Qualitative Factors When Evaluating Audit Findings” (August 1998).

(39) See Concepts Statement 2, paragraph 169.

(40) If management does not expect a significant market reaction, a misstatement still may be material and should be evaluated under the criteria discussed in this SAB.

For the reasons noted above, the staff believes that a registrant and the auditors of its financial statements should not assume that even small intentional misstatements in financial statements, for example those pursuant to actions to “manage” earnings, are immaterial.(41) While the intent of management does not render a misstatement material, it may provide significant evidence of materiality. The evidence may be particularly compelling where management has intentionally misstated items in the financial statements to “manage” reported earnings. In that instance, it presumably has done so believing that the resulting amounts and trends would be significant to users of the registrant’s financial statements.(42) The staff believes that investors generally would regard as significant a management practice to over- or under-state earnings up to an amount just short of a percentage threshold in order to “manage” earnings. Investors presumably also would regard as significant an accounting practice that, in essence, rendered all earnings figures subject to a management-directed margin of misstatement.

(41) Intentional management of earnings and intentional misstatements, as used in this SAB, do not include insignificant errors and omissions that may occur in systems and recurring processes in the normal course of business. See notes 37 and 49 infra.

(42) Assessments of materiality should occur not only at year-end, but also during the preparation of each quarterly or interim financial statement. See, e.g., In the Matter of Venator Group, Inc., AAER 1049 (June 29, 1998).

The materiality of a misstatement may turn on where it appears in the financial statements. For example, a misstatement may involve a segment of the registrant’s operations. In that instance, in assessing materiality of a misstatement to the financial statements taken as a whole, registrants and their auditors should consider not only the size of the misstatement but also the significance of the segment information to the financial statements taken as a whole.(43) “A misstatement of the revenue and operating profit of a relatively small segment that is represented by management to be important to the future profitability of the entity”(44) is more likely to be material to investors than a misstatement in a segment that management has not identified as especially important. In assessing the materiality of misstatements in segment information - as with materiality generally –

(43) See, e.g., In the Matter of W.R. Grace & Co., AAER 1140 (June 30, 1999).

(44) AU 9326.33.

situations may arise in practice where the auditor will conclude that a matter relating to segment information is qualitatively material even though, in his or her judgment, it is quantitatively immaterial to the financial statements taken as a whole. (45)

(45) Id.

Aggregating and Netting Misstatements

In determining whether multiple misstatements cause the financial statements to be materially misstated, registrants and the auditors of their financial statements should consider each misstatement separately and the aggregate effect of all misstatements. (46) A registrant and its auditor should evaluate misstatements in light of quantitative and qualitative factors and “consider whether, in relation to individual amounts, subtotals, or totals in the financial statements, they materially misstate the financial statements taken as a whole.”(47) This requires consideration of –

(46) The auditing literature notes that the “concept of materiality recognizes that some matters, either individually or in the aggregate, are important for fair presentation of financial statements in conformity with generally accepted accounting principles.” AU 312.03. See also AU 312.04.

(47) AU 312.34. Quantitative materiality assessments often are made by comparing adjustments to revenues, gross profit, pretax and net income, total assets, stockholders’ equity, or individual line items in the financial statements. The particular items in the financial statements to be considered as a basis for the materiality determination depend on the proposed adjustment to be made and other factors, such as those identified in this SAB. For example, an adjustment to inventory that is immaterial to pretax income or net income may be material to the financial statements because it may affect a working capital ratio or cause the registrant to be in default of loan covenants.

the significance of an item to a particular entity (for example, inventories to a manufacturing company), the pervasiveness of the misstatement (such as whether it affects the presentation of numerous financial statement items), and the effect of the misstatement on the financial statements taken as a whole.... (48)

(48) AU 508.36.

Registrants and their auditors first should consider whether each misstatement is material, irrespective of its effect when combined with other misstatements. The literature notes that the analysis should consider whether the misstatement of “individual amounts” causes a material misstatement of the financial statements taken as a whole. As with materiality generally, this analysis requires consideration of both quantitative and qualitative factors.

If the misstatement of an individual amount causes the financial statements as a whole to be materially misstated, that effect cannot be eliminated by other misstatements whose effect may be to diminish the impact of the misstatement on other financial statement items. To take an obvious example, if a registrant’s revenues are a material financial statement item and if they are materially overstated, the financial statements taken as a whole will be materially misleading even if the effect on earnings is completely offset by an equivalent overstatement of expenses.

Even though a misstatement of an individual amount may not cause the financial statements taken as a whole to be materially misstated, it may nonetheless, when aggregated with other misstatements, render the financial statements taken as a whole to be materially misleading. Registrants and the auditors of their financial statements accordingly should consider the effect of the misstatement on subtotals or totals. The auditor should aggregate all misstatements that affect each subtotal or total and consider whether the misstatements in the aggregate affect the subtotal or total in a way that causes the registrant’s financial statements taken as a whole to be materially misleading. (49)

(49) AU 312.34.

The staff believes that, in considering the aggregate effect of multiple misstatements on a subtotal or total, registrants and the auditors of their financial statements should exercise particular care when considering whether to offset (or the appropriateness of offsetting) a misstatement of an estimated amount with a misstatement of an item capable of precise measurement. As noted above, assessments of materiality should never be purely mechanical; given the imprecision inherent in estimates, there is by definition a corresponding imprecision in the aggregation of misstatements involving estimates with those that do not involve an estimate.

Registrants and auditors also should consider the effect of misstatements from prior periods on the current financial statements. For example, the auditing literature states,

Matters underlying adjustments proposed by the auditor but not recorded by the entity could potentially cause future financial statements to be materially misstated, even though the auditor has concluded that the adjustments are not material to the current financial statements. (50)

(50) AU 380.09.

This may be particularly the case where immaterial misstatements recur in several years and the cumulative effect becomes material in the current year.

N. Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements

Facts: During the course of preparing annual financial statements, a registrant is evaluating the materiality of an improper expense accrual (e.g., overstated liability) in the amount of $100, which has built up over 5 years, at $20 per year. (1) The registrant previously evaluated the misstatement as being immaterial to each of the prior year financial statements (i.e., years 1– 4). For the purpose of evaluating materiality in the current year (i.e., year 5), the registrant quantifies the error as a $20 overstatement of expenses.

(1)         For purposes of these facts, assume the registrant properly determined that the overstatement of the liability resulted from an error rather than a change in accounting estimate. See FASB Statement 154, Accounting Changes and Error Corrections, paragraph 2, for the distinction between an error and a change in accounting estimate.

Question 1: Has the registrant appropriately quantified the amount of this error for the purpose of evaluating materiality for the current year?

Interpretive Response: No. In this example, the registrant has only quantified the effects of the identified unadjusted error that arose in the current year income statement. The staff believes a registrant’s materiality evaluation of an identified unadjusted error should quantify the effects of the identified unadjusted error on each financial statement and related financial statement disclosure.

Topic 1-M notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. (2) This analysis generally begins with quantifying potential misstatements to be evaluated. There has been diversity in practice with respect to this initial step of a materiality analysis.

(2)         Topic 1-N addresses certain of these quantitative issues, but does not alter the analysis required by Topic 1-M.

The diversity in approaches for quantifying the amount of misstatements primarily stems from the effects of misstatements that were not corrected at the end of the prior year (“prior year misstatements”). These prior year misstatements should be considered in quantifying misstatements in current year financial statements.

The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches.

The rollover approach, which is the approach used by the registrant in this example, quantifies a misstatement based on the amount of the error originating in the current year income statement. Thus, this approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years (i.e., it ignores the “carryover effects” of prior year misstatements).

The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination. Had the registrant in this fact pattern applied the iron curtain approach, the misstatement would have been quantified as a $100 misstatement based on the end of year balance sheet misstatement. Thus, the adjustment needed to correct the financial statements for the end of year error would be to reduce the liability by $100 with a corresponding decrease in current year expense.

As demonstrated in this example, the primary weakness of the rollover approach is that it can result in the accumulation of significant misstatements on the balance sheet that are deemed immaterial in part because the amount that originates in each year is quantitatively small. The staff is aware of situations in which a registrant, relying on the rollover approach, has allowed an erroneous item to accumulate on the balance sheet to the point where eliminating the improper asset or liability would itself result in a material error in the income statement if adjusted in the current year. Such registrants have sometimes concluded that the improper asset or liability should remain on the balance sheet into perpetuity.

In contrast, the primary weakness of the iron curtain approach is that it does not consider the correction of prior year misstatements in the current year (i.e., the reversal of the carryover effects) to be errors. Therefore, in this example, if the misstatement was corrected during the current year such that no error existed in the balance sheet at the end of the current year, the reversal of the $80 prior year misstatement would not be considered an error in the current year financial statements under the iron curtain approach. Implicitly, the iron curtain approach assumes that because the prior year financial statements were not materially misstated, correcting any immaterial errors that existed in those statements in the current year is the “correct” accounting, and is therefore not considered an error in the current year. Thus, utilization of the iron curtain approach can result in a misstatement in the current year income statement not being evaluated as an error at all.

The staff does not believe the exclusive reliance on either the rollover or iron curtain approach appropriately quantifies all misstatements that could be material to users of financial statements.

In describing the concept of materiality, FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, indicates that materiality determinations are based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item” (emphasis added). (3) The staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches as described above and by evaluating the error measured under each approach. Thus, a registrant’s financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors.

(3)         Concepts Statement 2, paragraph 132. See also Concepts Statement 2, Glossary of Terms—Materiality.

As a reminder, a change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error. (4)

(4)         Statement 154, paragraph 2h.

The staff believes that the registrant should quantify the current year misstatement in this example using both the iron curtain approach (i.e., $100) and the rollover approach (i.e., $20). Therefore, if the $100 misstatement is considered material to the financial statements, after all of the relevant quantitative and qualitative factors are considered, the registrant’s financial statements would need to be adjusted.

It is possible that correcting an error in the current year could materially misstate the current year’s income statement. For example, correcting the $100 misstatement in the current year will:

-      Correct the $20 error originating in the current year;

-      Correct the $80 balance sheet carryover error that originated in Years 1 through 4; but also

-      Misstate the current year income statement by $80.

If the $80 understatement of current year expense is material to the current year, after all of the relevant quantitative and qualitative factors are considered, the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.

The following example further illustrates the staff’s views on quantifying misstatements, including the consideration of the effects of prior year misstatements:

Facts: During the course of preparing annual financial statements, a registrant is evaluating the materiality of a sales cut-off error in which $50 of revenue from the following year was recorded in the current year, thereby overstating accounts receivable by $50 at the end of the current year. In addition, a similar sales cut-off error existed at the end of the prior year in which $110 of revenue from the current year was recorded in the prior year. As a result of the combination of the current year and prior year cut-off errors, revenues in the current year are understated by $60 ($110 understatement of revenues at the beginning of the current year partially offset by a $50 overstatement of revenues at the end of the current year). The prior year error was evaluated in the prior year as being immaterial to those financial statements.

Question 2: How should the registrant quantify the misstatement in the current year financial statements?

Interpretive Response: The staff believes the registrant should quantify the current year misstatement in this example using both the iron curtain approach (i.e., $50) and the rollover approach (i.e., $60). Therefore, assuming a $60 misstatement is considered material to the financial statements, after all relevant quantitative and qualitative factors are considered, the registrant’s financial statements would need to be adjusted.

Further, in this example, recording an adjustment in the current year could alter the amount of the error affecting the current year financial statements. For instance:

-	If only the $60 understatement of revenues were to be corrected in the current year, then the overstatement of current year end accounts receivable would increase to $110; or,

-	If only the $50 overstatement of accounts receivable were to be corrected in the current year, then the understatement of current year revenues would increase to $110.

If the misstatement that exists after recording the adjustment in the current year financial statements is material (considering all relevant quantitative and qualitative factors), the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.

If the cut-off error that existed in the prior year was not discovered until the current year, a separate analysis of the financial statements of the prior year (and any other prior year in which previously undiscovered errors existed) would need to be performed to determine whether such prior year financial statements were materially misstated. If that analysis indicates that the prior year financial statements are materially misstated, they would need to be restated in accordance with Statement 154.(5)

(5)         Statement 154, paragraph 25.

Facts: When preparing its financial statements for years ending on or before November 15, 2006, a registrant quantified errors by using either the iron curtain approach or the rollover approach, but not both. Based on consideration of the guidance in this Staff Accounting Bulletin, the registrant concludes that errors existing in previously issued financial statements are material.

Question 3: Will the staff expect the registrant to restate prior period financial statements when first applying this guidance?

Interpretive Response: The staff will not object if a registrant (6) does not restate financial statements for fiscal years ending on or before November 15, 2006, if management properly applied its previous approach, either iron curtain or rollover, so long as all relevant qualitative factors were considered.

(6)         If a registrant’s initial registration statement is not effective on or before November 15, 2006, and the registrant’s prior year(s) financial statements are materially misstated based on consideration of the guidance in this Staff Accounting Bulletin, the prior year financial statements should be restated in accordance with Statement 154, paragraph 25. If a registrant’s initial registration statement is effective on or before November 15, 2006, the guidance in the interpretive response to Question 3 is applicable.

To provide full disclosure, registrants electing not to restate prior periods should reflect the effects of initially applying the guidance in Topic 1-N in their annual financial statements covering the first fiscal year ending after November 15, 2006. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year, and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The disclosure should also include when and how each error being corrected arose and the fact that the errors had previously been considered immaterial.

Early application of the guidance in Topic 1-N is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, filed after the publication of this Staff Accounting Bulletin. In the event that the cumulative effect of application of the guidance in Topic 1-N is first reported in an interim period other than the first interim period of the first fiscal year ending after November 15, 2006, previously filed interim reports need not be amended. However, comparative information presented in reports for interim periods of the first year subsequent to initial application should be adjusted to reflect the cumulative effect adjustment as of the beginning of the year of initial application. In addition, the disclosures of selected quarterly information required by Item 302 of Regulation S-K should reflect the adjusted results.

Schedule A

	Unaudited Condensed Consolidating Statement of Earnings
	For the Three Months Ended April 3, 2011
	Ball	Guarantor	Non-Guarantor	Eliminating	Consolidated
($ in millions)	Corporation	Subsidiaries	Subsidiaries	Adjustments	Total

Equity in results of subsidiaries:
As originally reported	108	-	-	(108)	-
Revised reporting	108	63	-	(171)	-
Change in $	-	63	-	(63)	-

Change in %	0%	100%	0%	58%	0%

Earnings before taxes:
As originally reported	81	87	87	(108)	147
Revised reporting	81	150	87	(171)	147
Change in $	-	63	-	(63)	-

Change in %	0%	72%	0%	58%	0%

Net earnings attributable to Ball Corp:
As originally reported	91	45	63	(108)	91
Revised reporting	91	108	63	(171)	91
Change in $	-	63	-	(63)	-

Change in %	0%	140%	0%	58%	0%

	Unaudited Condensed Consolidating Statement of Earnings
	For the Three Months Ended July 3, 2011
	Ball	Guarantor	Non-Guarantor	Eliminating	Consolidated
($ in millions)	Corporation	Subsidiaries	Subsidiaries	Adjustments	Total

Equity in results of subsidiaries:
As originally reported	172	-	-	(172)	-
Revised reporting	172	82	-	(254)	-
Change in $	-	82	-	(82)	-

Change in %	0%	100%	0%	48%	0%

Earnings before taxes:
As originally reported	151	87	143	(172)	209
Revised reporting	151	169	143	(254)	209
Change in $	-	82	-	(82)	-

Change in %	0%	94%	0%	48%	0%

Net earnings attributable to Ball Corp:
As originally reported	143	57	115	(172)	143
Revised reporting	143	139	115	(254)	143
Change in $	-	82	-	(82)	-

Change in %	0%	144%	0%	48%	0%

	Unaudited Condensed Consolidating Statement of Earnings
	For the Three Months Ended October 2, 2011
	Ball	Guarantor	Non-Guarantor	Eliminating	Consolidated
($ in millions)	Corporation	Subsidiaries	Subsidiaries	Adjustments	Total

Equity in results of subsidiaries:
As originally reported	135	-	-	(135)	-
Revised reporting	135	69	-	(204)	-
Change in $	-	69	-	(69)	-

Change in %	0%	100%	0%	51%	0%

Earnings before taxes:
As originally reported	137	81	103	(135)	186
Revised reporting	137	150	103	(204)	186
Change in $	-	69	-	(69)	-

Change in %	0%	85%	0%	51%	0%

Net earnings attributable to Ball Corp:
As originally reported	132	50	85	(135)	132
Revised reporting	132	119	85	(204)	132
Change in $	-	69	-	(69)	-

Change in %	0%	138%	0%	51%	0%

	Unaudited Condensed Consolidating Statement of Earnings
	For the Year Ended December 31, 2011
	Ball	Guarantor	Non-Guarantor	Eliminating	Consolidated
($ in millions)	Corporation	Subsidiaries	Subsidiaries	Adjustments	Total

Equity in results of subsidiaries:
As originally reported	486	-	-	(486)	-
Revised reporting	486	271	-	(757)	-
Change in $	-	271	-	(271)	-

Change in %	0%	100%	0%	56%	0%

Earnings before taxes:
As originally reported	420	360	366	(486)	660
Revised reporting	420	631	366	(757)	660
Change in $	-	271	-	(271)	-

Change in %	0%	75%	0%	56%	0%

Net earnings attributable to Ball Corp:
As originally reported	444	202	284	(486)	444
Revised reporting	444	473	284	(757)	444
Change in $	-	271	-	(271)	-

Change in %	0%	134%	0%	56%	0%

	Unaudited Condensed Consolidating Statement of Earnings
	For the Year Ended December 31, 2010
	Ball	Guarantor	Non-Guarantor	Eliminating	Consolidated
($ in millions)	Corporation	Subsidiaries	Subsidiaries	Adjustments	Total

Equity in results of subsidiaries:
As originally reported	477	-	-	(477)	-
Revised reporting	477	318	-	(795)	-
Change in $	-	318	-	(318)	-

Change in %	0%	100%	0%	67%	0%

Earnings before taxes:
As originally reported	417	367	299	(477)	606
Revised reporting	417	685	299	(795)	606
Change in $	-	318	-	(318)	-

Change in %	0%	87%	0%	67%	0%

Net earnings attributable to Ball Corp:
As originally reported	468	161	316	(477)	468
Revised reporting	468	479	316	(795)	468
Change in $	-	318	-	(318)	-

Change in %	0%	198%	0%	67%	0%

	Unaudited Condensed Consolidating Balance Sheet
	December 31, 2011
	Ball	Guarantor	Non-Guarantor	Eliminating	Consolidated
($ in millions)	Corporation	Subsidiaries	Subsidiaries	Adjustments	Total

Investment in subsidiaries:
As originally reported	3,612	354	79	(4,045)	-
Revised reporting	3,494	1,754	79	(5,327)	-
Change in $	(118)	1,400	-	(1,282)	-

Change in %	-3%	395%	0%	32%	0%

Total assets:
As originally reported	3,871	3,189	4,270	(4,045)	7,285
Revised reporting	3,974	4,591	4,271	(5,551)	7,285
Change in $	103	1,402	1	(1,506)	-

Change in %	3%	44%	0%	37%	0%

Common stock:
As originally reported	942	802	662	(1,464)	942
Revised reporting	942	847	619	(1,466)	942
Change in $	-	45	(43)	(2)	-

Change in %	0%	6%	-6%	0%	0%

Retained earnings:
As originally reported	3,228	1,680	1,211	(2,891)	3,228
Revised reporting	3,228	2,993	1,125	(4,118)	3,228
Change in $	-	1,313	(86)	(1,227)	-

Change in %	0%	78%	-7%	42%	0%

Accum other compreh earnings:
As originally reported	(335)	(305)	(10)	315	(335)
Revised reporting	(335)	(263)	2	261	(335)
Change in $	-	42	12	(54)	-

Change in %	0%	-14%	-120%	-17%	0%

Ball Corp shareholders’ equity:
As originally reported	1,219	2,177	1,868	(4,045)	1,219
Revised reporting	1,219	3,577	1,750	(5,327)	1,219
Change in $	-	1,400	(118)	(1,282)	-

Change in %	0%	64%	-6%	32%	0%

	Unaudited Condensed Consolidating Balance Sheet
	December 31, 2010
	Ball	Guarantor	Non-Guarantor	Eliminating	Consolidated
($ in millions)	Corporation	Subsidiaries	Subsidiaries	Adjustments	Total

Investment in subsidiaries:
As originally reported	3,373	217	151	(3,741)	-
Revised reporting	3,257	1,596	79	(4,932)	-
Change in $	(116)	1,379	(72)	(1,191)	-

Change in %	-3%	635%	-48%	32%	0%

Total assets:
As originally reported	3,597	3,216	3,856	(3,741)	6,928
Revised reporting	3,481	4,601	3,782	(4,936)	6,928
Change in $	(116)	1,385	(74)	(1,195)	-

Change in %	-3%	43%	-2%	32%	0%

Common stock:
As originally reported	893	684	719	(1,403)	893
Revised reporting	893	847	604	(1,451)	893
Change in $	-	163	(115)	(48)	-

Change in %	0%	24%	-16%	3%	0%

Retained earnings:
As originally reported	2,830	1,481	924	(2,405)	2,830
Revised reporting	2,830	2,521	839	(3,360)	2,830
Change in $	-	1,040	(85)	(955)	-

Change in %	0%	70%	-9%	40%	0%

Accum other compreh earnings:
As originally reported	(82)	(195)	123	72	(82)
Revised reporting	(82)	(19)	135	(116)	(82)
Change in $	-	176	12	(188)	-

Change in %	0%	-90%	10%	-261%	0%

Ball Corp shareholders’ equity:
As originally reported	1,518	1,970	1,771	(3,741)	1,518
Revised reporting	1,518	3,350	1,582	(4,932)	1,518
Change in $	-	1,380	(189)	(1,191)	-

Change in %	0%	70%	-11%	32%	0%

NOTE: The 2009 analysis was completed after the SAB 99 memo was formalized. However, the conclusions reached in the SAB 99 memo still apply to the information contained in this schedule.

	Unaudited Condensed Consolidating Statement of Earnings
	For the Year Ended December 31, 2009
	Ball	Guarantor	Non-Guarantor	Eliminating	Consolidated
($ in millions)	Corporation	Subsidiaries	Subsidiaries	Adjustments	Total

Equity in results of subsidiaries:
As originally reported	431	-	-	(431)	-
Revised reporting	430	165	-	(595)	-
Change in $	(1)	165	-	(164)	-

Change in %	0%	100%	0%	38%	0%

Earnings before taxes:
As originally reported	359	377	232	(431)	537
Revised reporting	359	546	227	(595)	537
Change in $	-	169	(5)	(164)	-

Change in %	0%	45%	-2%	38%	0%

Net earnings attributable to Ball Corp:
As originally reported	388	244	187	(431)	388
Revised reporting	388	408	187	(595)	388
Change in $	-	164	-	(164)	-

Change in %	0%	67%	0%	38%	0%